May 11, 2006

Ms. Joyce Sweeney
Accounting Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, DC 20549-0408

Re:   Alaska Pacific Bancshares, Inc. (the “Company”)
        Form 10-KSB for the Year Ended December 31, 2005
        File No. 000-26003

Dear Ms. Sweeney:

This letter is to acknowledge receipt of the comment letter dated April 27, 2006 regarding our Form 10-KSB for the fiscal year ended December 31, 2005 (the “Comment Letter”).
The following are our responses to the Comment Letter, which are numbered to correspond to the comments in the Comment Letter.

Exhibit 13 – Annual Report to Stockholders

1.   Report of Independent Registered Public Accounting Firm, p. 17

Comment: Please amend your Form 10-K to have your Independent Registered
Accounting Firm include their signature on the Report of your Independent Registered
Public Accounting Firm. Refer to Item 2.02(a) and (f) of Regulation S-X.
Response: We inadvertently omitted the conformed signature of Moss Adams, LLP in the HTML file submitted on EDGAR. An amended Form 10-KSB will be filed in the next few days to correct this omission.

2.   Consolidated Statements of Cash Flows, p. 21

Comment: We note you present the change in loans held for sale in operating activities.
We also note that in your 2004 Form 10-KSB you presented proceeds from the sale of mortgage loans as investing activities. Please tell us if the determination to sell these loans is made when the loans are originated or purchased. Tell us why you changed your presentation from the prior year and where you have disclosed the change in presentation.
Refer to paragraph .08 of SOP 01-6 and paragraph 9 of SFAS 102.

Ms. Sweeney May 11, 2006 Page 2

Response: We made this change in presentation to conform with paragraph 9 of SFAS 102. These loans are designated for sale at the time of origination and are accounted for at the lower of cost or market and, as such, the related cash flows should be treated as operating cash flows, rather than investing.

We changed the presentation for both years presented – 2004 as well as 2005 – so that the statements are comparable. Because there was no change in accounting, and therefore no effect on income or financial position, we did not otherwise disclose the change. We believe this change in presentation is relatively insignificant to the reader of the financial statements.

3.   Note 17 – Subsequent event - Branch Closures, p. 35

Comment: We note your disclosure that the costs of closing the Hoonah and Yakutat offices are expensed as incurred. Please tell us how you considered the guidance of SFAS 144 and 146 with respect to closing the offices.

Response: Fixed assets, consisting of small amounts of equipment and furniture, were primarily to be retained by the Bank and moved to other locations for continued use. At the time of the closures, it was determined that a small amount would be abandoned, and was written off at that time. Under paragraph 28 of SFAS 144, a portion of this write-off would have been recognized as depreciation expense in the fourth quarter of 2005 due to the assets’ shortened lives, but the amounts were immaterial.

Severance pay offered was contingent upon the employees working until the closure date. Therefore, in accordance with paragraph 11 of SFAS 146, severance pay was expensed over the three-month period from the time severance was offered in late October 2005 (communication date) to the date of the closures in late January 2006, such that approximately two thirds of the expense was recognized in the fourth quarter of 2005 and the rest in the first quarter of 2006.

In accordance with paragraphs 14-16 of SFAS 146, the fair value one lease (the other location was a month-to-month lease) was estimated at the present value of the remaining lease payments and recognized in expense at the time of the closure in January 2006. As required by paragraph 6 of SFAS 146, any future recovery would be reported in the same line item as the expense is reported (in the first quarter of 2006).

In accordance with paragraph 17 of SFAS 146, other costs directly associated with the office closures have been recognized in expense as incurred.

* * * * *

Ms. Sweeney May 11, 2006 Page 3

In connection with this response, we acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and request that you direct any additional questions concerning these responses to the undersigned or to Roger K. White, Senior Vice President and Chief Financial Officer.

                                                         Sincerely,

                                                         /s/Craig E. Dahl

                                                         Craig E. Dahl
                                                         President and Chief Executive Officer